BLACKBOXSTOCKS INC.

5420 LBJ Freeway, Suite 1485
Dallas, Texas 75240
(972) 726-9203

January 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackboxstocks Inc. Application for Withdrawal of Registration Statement on Form S-4 File No. 333-279351

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Blackboxstocks Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-279351), together with all exhibits thereto, originally filed with the Commission on May 13, 2024, as amended by the Company’s Registration Statement on Form S-4/A, together with all exhibits thereto, filed with the Commission on July 16, 2024 (the “Registration Statement”).

The Company submits this request for withdrawal because the Company and Evtec Aluminium Limited have mutually agreed to terminate that certain Share Exchange Agreement executed on December 12, 2023, as further amended to date, and the proposed issuance of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold or will be sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors under Rule 477(a).

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Accordingly, the Company requests that the Commission issue a written order, effective as of the date hereof or at the earliest practicable date hereafter, granting withdrawal of the Registration Statement. Please provide a copy of such written order to Gust Kepler, President and Chief Executive Officer of the Company, at the address set forth above with a copy to the Company’s counsel, Jeffrey M. McPhaul of Winstead PC, by email at jmcphaul@winstead.com. Pursuant to Rule 477(b) of the Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof.

If you have any questions with respect to this matter, please contact Jeffrey M. McPhaul at Winstead PC, the Company’s outside legal counsel, at (214) 745-5394 or jmcphaul@winstead.com.

Sincerely, Blackboxstocks Inc.

By:	/s/ Gust Kepler
Name:	Gust Kepler
Title:	President and Chief Executive Officer